Exhibit 99.1
ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE FOURTH QUARTER & FULL YEAR OF 2020

AZOUR, Israel – March 3, 2021 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the fourth quarter and full year of 2020.

Highlights of full year 2020
•	Number of subscribers reached 1,768,000 at year-end;
•	Revenue of $245.6 million;
•	Adjusted EBITDA of $60.8 million;
•	Generated $60.1 million in full year operating cash flow;
•	Year-end net cash and marketable securities of $24.3 million;

Highlights of the fourth quarter of 2020
•	Improved results versus the prior quarter, as the Company continues to successfully overcome some of the impacts of the Covid-19 pandemic;
•	Net increase in aftermarket subscribers of 21,000 and net decrease in OEM subscribers of 5,000;
•	Revenue of $63.6 million, up 5.4% sequentially;
•	Adjusted EBITDA of $16.6 million, up 10% sequentially;
•	Generated $16.5 million in quarterly operating cash flow;
•	Declared dividend of $10 million;

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are very happy with the continued improvement in our results which outperformed our expectations, particularly the sequential growth in revenue and EBITDA. We are also pleased with our highest-ever full year operating cash flow of $60 million. This is despite a difficult year for everyone, demonstrating the resilience and stability of our business even in the toughest of times.  Our improving financial performance into the fourth quarter as well as our after-market net subscriber growth of 21,000, a growth rate we typically expect in normal times, demonstrate that Ituran is well on the way to recovery. We expect the positive trend to continue in the quarters ahead.”

Mr. Sheratzky continued, “Given the improvements in our business and the strong cash generation, the Board decided to renew our dividend payments, while maintaining a level of conservatism, as long as the pandemic impact continues globally. We look forward to sharing the ongoing fruits of our success with our shareholders.”

Mr. Sheratzky concluded, “I am confident that Ituran is emerging from this period in a much stronger position with a platform for long-term sustainable and profitable growth for the years ahead.”

Fourth Quarter 2020 Results

Revenues for the fourth quarter of 2020 were $63.6 million, a decrease of 3% compared with revenues of $65.5 million in the fourth quarter of 2019.

The revenue level was impacted by the continuing Covid-19 pandemic on new car sales in the regions in which Ituran operates. Furthermore, the higher average level of the US dollar exchange rate versus the Brazilian real during the quarter compared with the same period last year, reduced the overall revenue level in US dollar terms. In local currency terms, fourth quarter revenue increased by 2.6% year-over-year.

72% of revenues were from location-based service subscription fees and 28% were from product revenues.

Revenues from subscription fees were $45.8 million, a decrease of 8% over fourth quarter 2019 revenues. In local currency terms, subscription fees were at the same level as that of the fourth quarter last year.

The subscriber base amounted to 1,768,000 as of December 31, 2020. This represents an increase of 16,000 net over that of the end of the prior quarter. During the quarter, there was an increase of 21,000 in the aftermarket subscriber base and a decline of 5,000 in the OEM subscriber base.

Product revenues were $17.9 million, an increase of 12.7% compared with that of the fourth quarter of 2019.

Gross profit for the quarter was $29.5 million (46.4% of revenues), a 3% decrease compared with gross profit of $30.5 million (46.6% of revenues) in the fourth quarter of 2019.

The gross margin in the quarter on subscription revenues was 54.5%, compared with 54.4% in the fourth quarter of 2019. The gross margin on products was 25.6%, compared with 22.2% in the fourth quarter of 2019.

Operating income for the quarter was $12.1 million (19.0% of revenues) compared with an operating loss of $16.4 million, in the fourth quarter of last year.

It is noted that fourth quarter 2019 operating expenses included an impairment loss of $26.2 million related to the acquisition of Road Track Holdings. Excluding this impairment loss, the operating profit in the fourth quarter of 2019 was $9.8 million (15.0% of revenues) and compared with this figure, operating income in the fourth quarter of 2020 grew by 23%.

In local currency terms and excluding last year’s fourth quarter impairment, the operating income would have grown by 33%.

EBITDA for the quarter was $16.6 million (26.1% of revenues) compared with an EBITDA loss of $10.7 million in the fourth quarter of last year. Excluding the above-mentioned fourth quarter 2019 impairment, EBITDA for that quarter was $15.5 million (24.0% of revenues). Therefore EBITDA for the current quarter grew by 7%. In local currency terms, the EBITDA would have increased by 17% year over year.

Financial expense for the quarter was $2.2 million compared with a financial income of $3.3 million in the fourth quarter of last year. The financial expense in the quarter was impacted by non-cash expenses, primarily due to exchange rate changes on Ituran’s US dollar cash holdings in Israel as well as the change in market value of SaverOne, while the financial income last year was as a result of the change in obligation to purchase the non-controlling interest of Road Track in the fourth quarter of 2019.

Net income for the fourth quarter of 2020 was $6.8 million (10.7% of revenues) or earnings per share of $0.33. This is compared to a net loss of $15.3 million and loss per share of $0.73 in the fourth quarter of 2019.

Cash flow from operations for the fourth quarter of 2020 was $16.5 million.

Full Year 2020 Results

Revenues for 2020 was $245.6 million, 12% below the $279.3 million reported in 2019.

The higher average level of the US dollar exchange rate versus the Brazilian real during the 2020 versus 2019 reduced the overall revenue level in US dollar terms and had a negative impact on the reported year-over-year revenue growth rate. In local currency terms, revenue decreased by 6% year over year.

74% of revenues were from location-based service subscription fees and 26% were from product revenues.

Revenues from subscription fees were $182.9 million, representing a decrease of 11% over the same period last year. In local currency terms, subscription fees were at a similar level to those of 2019.

Product revenues were $62.7 million, representing a decrease of 16% compared with the same period last year.

Gross profit for the year was $115.5 million (47.0% of revenues). This represents a decrease of 11% compared with gross profit of $130.5 million (46.7% of revenues) in 2019. The gross margin in the year on subscription revenues was 55.5%, compared with 56.0% in 2019. The gross margin on products was 22.2%, compared with 21.4% in 2019.

Operating profit for 2020 was $27.8 million (11.3% of revenues) an increase of 23% compared with operating profit of $22.7 million (8.1% of revenues) in 2019. In local currency terms, the operating profit increased by 38% year-over-year.  Excluding the impairments in both 2019 and 2020, the operating profit in local currency terms decreased by 7%.

EBITDA for 2020 was $46.7 million (19.0% of revenues), an increase of 3% compared to $45.5 million (16.3% of revenues) in 2019. In local currency terms, the EBITDA increased by 16% year-over-year. Excluding the impairments in both 2019 and 2020, the adjusted EBITDA in local currency terms decreased by 7% .

Net income in 2020 was $16.1 million (6.6% of revenues) or fully diluted earnings per share of $0.77, compared with net income of $6.9 million (2.5% of revenues) or fully diluted earnings per share of $0.33 in 2019.

Cash flow from operations for the year was $60.1 million.

As of December 31, 2020, the Company had cash, including marketable securities, of $78.8 million and debt of $54.5 million, amounting to a net cash of $24.3 million. This is compared with cash, including marketable securities, of $54.3 million and debt of $67.9 million, amounting to a net debt of $13.6 million, as of December 31, 2019.

Dividend

For the fourth quarter of 2020, a dividend of $10.0 million was declared.

The Board decided to restart dividend payments to shareholders and resumed a new policy of issuing at least $3 million on a quarterly basis.

Conference Call Information

The Company will also be hosting a conference call later today, March 3, 2021 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0610
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

  ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of December 31, 2020

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of December 31, 2020

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ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2020	2019

Current assets

Cash and cash equivalents	72,183	53,964
Investments in marketable securities	6,663	358
Accounts receivable (net of allowance for doubtful accounts)	39,343	45,090
Other current assets	38,624	49,201
Inventories	22,622	25,537

	179,435	174,150

Long-term investments and other assets
Investments in affiliated companies	908	1,666
Investments in other companies	1,263	3,260
Other non-current assets	2,953	3,365
Deferred income taxes	11,910	10,385
Funds in respect of employee rights upon retirement	13,558	11,476

	30,592	30,152

Property and equipment, net	37,653	48,866

Operating lease right-of-use assets, net	5,548	12,626

Intangible assets, net	19,382	23,355

Goodwill	39,862	50,086

Total assets	312,472	339,235

ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	December 31,
(in thousands)	2020	2019

Current liabilities
Credit from banking institutions	20,388	18,110
Accounts payable	19,716	22,656
Deferred revenues	24,351	29,146
Obligation to purchase non-controlling interests	10,595	-
Other current liabilities	37,677	31,153
	112,727	101,065
Long-term liabilities
Long term loan	34,068	49,803
Liability for employee rights upon retirement	19,715	17,000
Deferred income taxes	2,494	2,867
Deferred revenues	8,536	9,763
Operating lease liabilities, non-current	2,692	10,839
Others non-current liabilities	2,341	241
Obligation to purchase non-controlling interests	-	11,743
	69,846	102,256

Stockholders’ equity	127,192	129,330
Non-controlling interests	2,707	6,584
Total equity	129,899	135,914

Total liabilities and equity	312,472	339,235

ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
(in thousands	Year ended December 31,		Three months period ended December 31 ,
except per share data)	2020	2019	2020	2019

Revenues:
Telematics services	182,944	204,728	45,759	49,642
Telematics products	62,683	74,604	17,854	15,849
	245,627	279,332	63,613	65,491

Cost of revenues:
Telematics services	81,365	90,158	20,812	22,661
Telematics products	48,747	58,656	13,289	12,338
	130,112	148,814	34,101	34,999

Gross profit	115,515	130,518	29,512	30,492
Research and development expenses	12,767	13,913	2,808	3,578
Selling and marketing expenses	11,014	12,778	2,586	3,185
General and administrative expenses	49,705	55,166	12,070	14,011
Impairment of goodwill	10,508	12,292	-	12,292
Impairment of intangible assets and Other expenses (income), net	3,690	13,715	(22)	13,787
Operating income (loss)	27,831	22,654	12,070	(16,361)
Other income (expenses), net	(272)	(26)	(277)	11
Financing income (expenses), net	1,480	576	(2,171)	3,277
Income (loss) before income tax	29,039	23,204	9,622	(13,073)
Income tax expenses	(10,856)	(12,234)	(2,261)	(1,365)
Share in gains (losses) of affiliated companies, net	(842)	(3,203)	16	(422)
Net income (loss) for the period	17,341	7,767	7,377	(14,860)
Less: Net income attributable to non-controlling interest	(1,218)	(878)	(555)	(401)
Net income (loss) attributable to the Company	16,123	6,889	6,822	(15,261)

Basic and diluted earnings (loss) per share attributable to Company’s stockholders	0.77	0.33	0.33	(0.73)

Basic and diluted weighted average number of shares outstanding (in thousands)	20,813	21,037	20,813	20,875

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31 ,
(in thousands)	2020	2019	2020	2019
Cash flows from operating activities
Net income for the period	17,341	7,767	7,377	(14,860)
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	18,831	22,843	4,521	5,633
Interest and exchange rate differences on loans	(266)	26	157	3
Loss (gain) in respect of marketable securities and other investments	(4,101)	241	858	31
Increase (decrease) in liability for employee rights upon retirement	1,445	1,094	95	(200)
Share in losses in (gains of) affiliated company, net	842	3,203	(16)	422
Deferred income taxes	(2,158)	(2,246)	(914)	(2,498)
Capital losses on sale of property and equipment, net	199	112	81	65
Decrease in accounts receivable	4,496	10,704	2,991	4,178
Decrease (increase) in other current and non-current assets	3,064	2,021	(1,583)	906
Decrease in inventories	3,120	3,815	1,295	197
Increase (decrease) in accounts payable	(658)	(1,125)	(856)	2,434
Increase (decrease) in deferred revenues	(5,367)	(7,392)	154	(302)
Decrease in obligation for purchase non-controlling interests	(848)	(3,215)	(168)	(4,182)
Impairment of goodwill	10,508	12,292	-	12,292
Impairment of other intangible assets	3,661	13,862	-	13,862
Increase (decrease) in other current and non-current liabilities	9,959	(4,323)	2,506	(982)

Net cash provided by operating activities	60,068	59,679	16,498	16,999

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(1,148)	(1,191)	(358)	(74)
Capital expenditures	(10,234)	(18,310)	(2,728)	(4,652)
Investments in affiliated and other companies	(557)	(284)	(12)	(100)
Proceed from (repayment of) long term deposit	(32)	(16)	11	67
Sale of (investment in) marketable securities	269	1,298	-	(156)
Proceeds from sale of property and equipment	223	216	-	13

Net cash used in investment activities	(11,479)	(18,287)	(3,087)	(4,902)

Cash flows from financing activities
Repayment of long term credit	(18,157)	(8,938)	(4,804)	(4,502)
Short term credit from banking institutions, net	1,186	(2,167)	(1,428)	(2,554)
Purchase of shares from non-controlling interests	(750)	-	-	-
Acquisition of company shares purchased by a wholly owned subsidiary	-	(6,001)	-	(2,500)
Dividend paid	(9,967)	(19,848)	-	(5,050)
Dividend paid to non-controlling interests	(1,761)	(1,973)	(300)	(416)

Net cash used in in financing activities	(29,449)	(38,927)	(6,532)	(15,022)

Effect of exchange rate changes on cash and cash equivalents	(921)	101	3,468	635
Net Increase (decrease) in cash and cash equivalents	18,219	2,566	10,347	(2,290)
Balance of cash and cash equivalents at beginning of period	53,964	51,398	61,836	56,254
Balance of cash and cash equivalents at end of period	72,183	53,964	72,183	53,964

Supplementary information on financing and investing activities not involving cash flows:
During 2020, one of the Company's subsidiary declare a dividend that include an amount of US$ 3.4 million to non-controlling interests.